Morgan, Lewis & Bockius LLP 2 Palo Alto Square 3000 El Camino Real, Suite 700 Palo Alto, CA 94306-2122 Tel. 650.843.4000 Fax: 650.843.4001 www.morganlewis.com

Thomas W. Kellerman

Partner

650.843.7550

tkellerman@morganlewis.com

May 20, 2009

VIA EDGAR AND FACSIMILE

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Facsimile Number: 202.772.9217

Re:	Nature’s Sunshine Products, Inc.
Registration Statement on Form 10-12G
Supplemental Response, dated April 23, 2009
File No. 0-08707

Dear Mr. Riedler:

This letter is being submitted in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Douglas Faggioli at Nature’s Sunshine Products, Inc. (the “Company”), dated May 1, 2009 (the “Comment Letter”), with respect to the Company’s supplemental response, dated April 23, 2009, in connection with the Company’s Amendment No. 1 to the Registration Statement on Form 10-12G, filed with the Commission on March 31, 2009 (the “Form 10-12G”).

Concurrently with this response letter, the Company is filing an amended Form 10-12G, which incorporates the changes previously agreed to with the Staff to the disclosures below in response to the Comment Letter.  The amended Form 10-12G also includes updated financial information and related disclosures as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, as well as certain changes and additions resulting from management’s ongoing review of the disclosures contained therein.

For the convenience of the Staff, we are also sending three (3) marked copies of the amended Form 10-12G under separate cover, which have been marked to show changes from the Form 10-

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Securities and Exchange Commission May 20, 2009 Page 2

12G as filed on February 12, 2009.

Amendment No. 1 to Form 10-12G

Explanatory Note, page 1

1.              We note your response to the comment 1 from our prior letter dated April 14, 2009.  Please revise your proposed disclosure in the paragraph that begins, “The Board of Directors also considered the appropriate actions to be taken with respect to Mr. Douglas Faggioli,” to make clear that KPMG’s demand for Mr. Faggioli’s termination followed the remedial measures recommended by the Investigative Team in the Preliminary Report and the Investigative Team’s recommendations were supported by the Special Committee.  As written, it would be difficult for a reader unfamiliar with the events to discern that KPMG was acting on the recommendation of the Investigative Team contained in the Preliminary Report and that one of the recommendations was Mr. Faggioli’s termination.

In response to the Staff’s comment, the Company’s disclosure with respect to the above-referenced paragraph will read as follows (which for the convenience of the Staff has been marked against the Company’s supplemental response to the Staff’s prior comment):

The Board of Directors also considered the appropriate actions to be taken with respect to Mr. Douglas Faggioli.  As described below, KPMG LLP (“KPMG”), our independent registered public accounting firm at that time, demanded that Mr. Faggioli’s employment be terminated based upon its view of the recommendations in the Preliminary Report.  The two members of the Special Committee supported this recommendation, but after consideration the Board of Directors determined that, pending the conclusion of the investigation, Mr. Faggioli should step down as President, Chief Executive Officer and a director of the Company, but remain an employee. The Board of Directors was informed that the Investigative Team agreed that the interim steps regarding Mr. Faggioli were appropriate at that time.

2.              In addition, please revise your proposed disclosure in this paragraph to make clear that, while the Investigative Team may have agreed that the interim steps taken by the Board were appropriate at that time, that neither it nor the Special Committee ultimately changed their recommendation to remove Faggioli permanently.

In response to the Staff’s comment, the last paragraph in the Explanatory Note under the heading “Change in Certifying Accountant” in the amended Form 10-12G will read as follows (which for the convenience of the Staff has been marked against the current disclosure in the Form 10-12G):

Securities and Exchange Commission May 20, 2009 Page 3

In August 2006, following the completion of the Special Committee’s internal investigation, the Board of Directors reinstated Mr. Faggioli as the Company’s President and Chief Executive Officer. The Special Committee made no final determination with respect to Mr. Faggioli or the other recommendations in the Preliminary Report, but its members, who were both members of the Board of Directors at that time, participated in the deliberations of the Board of Directors.  The Board of Directors made this decision after carefully reviewing and considering the information available to it with respect to Mr. Faggioli, including the facts and circumstances identified through the investigation, his past performance and contributions to the Company, his business reputation, and his prior employment history. ~~In connection with the private class actions and government investigations discussed below under Item 8, “Legal Proceedings,” the Board of Directors has determined to vigorously contest allegations of illegal conduct and misrepresentations that are or may be based upon the events that led to the resignation of KPMG.~~

On behalf of the Company, I would like to thank you for the cooperation that you and the Staff have extended in the review of the Form 10-12G.  If you should have any questions or comments in connection with our responses, please feel free to contact the undersigned at (650) 843-7550.

Very truly yours,

/s/ Thomas W. Kellerman

Thomas W. Kellerman

c:  Douglas Faggioli
President and Chief Executive Officer
Nature’s Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606